EUROCONSULT CAPITAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Revenue	
Commission income	$ 0
Expenses	
Administrative management fees	46,927
Professional fees	38,837
Other	24,098
	109,862
Net Loss	$ (109,862)

See accompanying notes to financial statements.